Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Violin Memory, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 25, 2013, except as to note 14, which is as of September 12, 2013, contains an explanatory paragraph that states that Violin Memory, Inc. has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Santa Clara, California

September 13, 2013